UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K	|_| Form 20-F	|_| Form 11-K	|_| Form 10-Q
	|_| Form 10-D	|_| Form N-SAR	|_| Form N-CSR
For Period Ended: December 31, 2010
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________

PART I  --  REGISTRANT INFORMATION

Full Name of Registrant:  ANTs software inc.

Former Name if Applicable:  not applicable

Address of Principal Executive Offices (Street and Number):
71 Stevenson, Suite 400 San Francisco, CA 94105

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be Filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to unresolved issues relating to the company's capitalization arising from recent transactions and issues relating to stock ownership, the Company has not been able to complete its Form 10-K (including disclosures in the notes to the financial statements). Management’s attention on this matter has also resulted in valuations for goodwill and other intangible assets and derivative liabilities not being fully complete. For these reasons, the Company's Annual Report on Form 10-K for the year ended December 31, 2010 could not be completed by March 16, 2011 without unreasonable effort and expense to the Company.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David A. Buckel	650	931-0500
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ANTs software inc.
(Name of Registrant as Specified in Charter)

has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2011	By:	/s/ David A. Buckel
David A. Buckel, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).